

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) March 14, 2018

Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure, Item 8.01 Other Events.

The Company is filing herewith a press release issued on March 14, 2018, as Exhibit 99.1 which is included herein. The press release was issued to report that on March 14, 2018, the Board of Winnebago Industries, Inc. approved a quarterly cash dividend of $0.10 per share of common stock, payable on April 25, 2018 to shareholders of record at the close of business on April 11, 2018.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release of Winnebago Industries, Inc. dated March 14, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: March 15, 2018	By:	*/s/ Bryan L. Hughes*
	Name:	Bryan L. Hughes
	Title:	Vice President, Chief Financial Officer

 **News Release**

Contact: Steve Stuber - Investor Relations - 952-828-8461 - srstuber@wgo.net
Media Contact: Sam Jefson - Public Relations Specialist - 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES BOARD OF DIRECTORS APPROVE

QUARTERLY CASH DIVIDEND OF $0.10 PER SHARE

FOREST CITY, IOWA, March 14, 2018 - Winnebago Industries, Inc. (NYSE:WGO), a leading recreation vehicle manufacturer, today announced that on March 14, 2018, the Company's Board of Directors approved a quarterly cash dividend of $0.10 per share payable on April 25, 2018, to common stockholders of record at the close of business on April 11, 2018.

About Winnebago Industries

Winnebago Industries, Inc. is a leading U.S. manufacturer of recreation vehicles under the Winnebago and Grand Design brands, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers and fifth wheel products. Winnebago Industries has multiple facilities in Iowa, Indiana, Oregon and Minnesota. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.

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